

Mail Stop 3561

April 16, 2010

via U.S. mail and facsimile

Aris Giannopoulos, President
Omega Water Corp.
10624 South Eastern Ave., Suite A – 786
Henderson, NV 89052

RE: Omega Water Corp.
       Form S-1 Amendment 1 filed April 1, 2010
       File No.: 333-164245

Dear Mr. Giannopoulos

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please understand that after our review of all of your responses, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Omega Water Corp., page 4

1. We reissue comment four from our letter dated February 3, 2010. We continue to note references to using the funding from this offering to commence activities to raise the funds required for the development program. See for example, the disclosure on pages 6 and 13.

Risk Factors, page 5

2. We reissue comment eight from our letter dated February 3, 2010. Please reconcile the disclosure in the third risk factor on page six that you require minimum funding of $30,000 to conduct your proposed operations for one year, with the disclosure in the second risk factor on page nine that total expenditures over the next year are approximately $2 to $6.5 million.

Use of Proceeds, page 10

3. Please reconcile the cost of the offering, listed throughout the prospectus as approximately $9,000, with the disclosure in this section. For instance, the estimated offering expenses in Part II of the registration statement do not include the transfer agent costs. Also, the printing expenses are different in the use of proceeds table from the table in part II of the registration statement.

4. We have reviewed your response to comment 10 from our letter dated February 3, 2010 regarding your intended use of proceeds if you raise less than 25% of the offering. Your response to our comment is not clear. Please reconcile the following statements in the "Use of Proceeds" section on page 10:

    - If less than $25,000 is raised in this offering, the Company will operate on a limited basis and seek financing.

    - However, the Company currently has no plan to raise additional funding in the event that less than 25% of the shares are sold.

    - If necessary, Aris Giannopoulos, our sole officer and director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

Dilution, page 11

5. We note your response to comment 13 from our letter dated February 3, 2010. However it does not appear the methodology you used in your computation is appropriate. Based on your proceeds from the offering disclosed on page 10, offering expenses of $9,005 disclosed on page II-1 and net tangible book value of ($5,296) as of November 30, 2009 before the offering, it appears to us that the dilution per share to new investors under the scenarios "all shares are sold", "75% of shares sold", "50% of shares sold" and "25% shares sold" would be $0.09, $0.09, $0.10 and $0.10, respectively. Please revise or provide us with your calculations supporting the amounts disclosed herein.

6. We reissue comment 14 from our letter dated February 3, 2010. Consider
    providing a separate table to reflect this information. In addition, since the
    president did not offer any cash consideration for the shares received, it is
    unclear why the capital contribution is reflected as $8,000.

Management's Discussion and Analysis or Plan of Operation, page 12

Plan of Operation, page 12

7. You have stated, in the fifth paragraph of this section that if you receive only
    nominal funds from this offering, you plan to operate on a limited basis. Please
    provide a more detailed discussion of your plans to operate on a limited basis. In
    addition, please explain these limited operations in light of the disclosure on page
    13 that there can be no assurance that you will raise funds to proceed with any
    work or activities on Phase I or II.

Description of Business, page 15

Development of the Omega Water Brand and Market, page 16

8. We reissue comment 20 from our letter dated February 3, 2010. Please note that
    "material terms" is not limited to the term of the contract. It includes all principal
    terms of the contract.

9. Please include your supplemental response to comment 23 from our letter dated
    February 3, 2010 in the disclosure in this section. In addition, we note disclosure
    in the summary section that the water will be "double cold filtered from Sierra
    Nevada mountain range spring sources." Given that the agreement with Nevada
    Bottling and Beverage Company provides they will manufacture the bottled
    water, please explain where in the agreement the terms are set forth as to the
    source of the water. Lastly, clarify whether Nevada Bottling and Beverage
    Company has rights to these spring water sources.

10. Please provide the source(s) of the information about the bottled water industry,
    commencing on page 16.

Development Program and Estimated Cost, page 17

11. Please explain how you established the expected time to complete each phase
    given that you are dependent upon funding from this offering to commence these
    your phases, and that additional funding will be necessary to continue
    development of your business. We note that the offering will last for 180 days
    and may be extended for 90 days. Please advise or revise.

Marketing, page 18

12. Please expand upon your plan to use a network of independent distributors for your retail trade. Please clarify whether you have any distributors in place.

Compliance with Government Regulations, page 19

13. We reissue comment 26 from our letter dated February 3, 2010: Please comply fully with Item 101(h)(4)(ix) of Regulation S-K. We note that you have removed the second risk factor on page seven, which focuses on the risk associated with being subject to governmental regulation. However, the disclosure is an item requirement and therefore removing disclosure is not sufficient to address the requirements of Item 101(h)(4)(ix). Please add back the disclosure that was removed both in this section and in the risk factors section and provide a more detailed discussion as previously requested.

Directors, Executive Officers, Promoter and Control Persons, page 20

14. Please discuss for your director the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company. We direct your attention to Item 401(e)(1) of Regulation S-K.

Executive Compensation, page 22

15. We partially comment 28 from our letter dated February 3, 2010. To the extent that assumptions were made in the valuation, please provide the disclosure required by the Instruction to Item 402(n)(2)(v) and (vi) of Regulation S-K.

16. We reissue comment 29 from our letter dated February 3, 2010. Please reconcile the statement that the stock subscription agreement is for a term of one year beginning September 1, 2009 with Exhibit 10.1, which indicates that the term of the agreement begins September 1, 2010. We also direct your attention to similar disclosure on pages 12 and 15.

Description of Securities, page 24

17. We reissue comment 31 from our letter dated February 3, 2010. Please provide the information required by Item 201(a)(2)(ii) of Regulation S-K.

Financial Statements

General

18. Please provide a currently dated consent in any amendment and note the updating requirements of Article 8-08 of Regulation S-X.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Thomas E. Puzzo, Esq.
Facsimile: (206) 260-0111